UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NEW GOLD INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place, 3110 — 666 Burrard Street Vancouver, British Columbia, Canada	V6C 2X8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	NYSE Amex

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A of New Gold Inc. (“New Gold” or the “Company”) amends the registration statement on Form 8-A (File No. 001-31722) filed with the Securities and Exchange Commission on March 23, 2012 (as so amended, the “Form 8-A”).  Items 1 and 2 of the Form 8-A are hereby amended and restated in their entirety.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

On March 23, 2012, pursuant to a Shareholder Rights Plan Agreement (the “Original Agreement”), dated as of March 23, 2012, by and between New Gold and Computershare Investor Services Inc., as Rights Agent (the “Rights Agent”), the Board of Directors of New Gold (the “Board of Directors”), declared a dividend to shareholders of New Gold (the “Shareholders”) of one right (a “Right”) for each common share of the Company (the “Common Shares”) outstanding on the date that is ten days after the date of the Agreement (the “Record Time”) issued after the Record Time and prior to the Separation Time (as defined below).  After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price (as defined below).  On May 2, 2012, the Shareholders approved an amended version of the Original Plan (as so amended, the “Shareholder Rights Plan” or the “Agreement”).

The summary of the Shareholder Rights Plan set out herein only includes the material terms and conditions of the Shareholder Rights Plan. The summary is qualified by and is subject to the full terms and conditions of the Shareholder Rights Plan.  Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Shareholder Rights Plan.  A copy of the Shareholder Rights Plan is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

As used herein and in the Shareholder Rights Plan, “Voting Shares”  means Common Shares and other shares in the capital of the Company entitled to vote generally in the election of all directors.

Trading of Rights

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights will not be sent to Shareholders. Certificates for the Common Shares issued after the Record Time will contain a notation incorporating the Shareholder Rights Plan by reference. Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. The initial “Exercise Price” under each Right is $100.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which, unless waived or deferred by the Board of Directors in the instances permitted by the Shareholder Rights Plan, is generally the close of business on the tenth trading day after the earliest to occur of:

(a)          the first date of public announcement by the Company or an Acquiring Person (as hereinafter defined) of facts indicating that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (i.e. become an “Acquiring Person”) other than as a result of, among other things, (i) a Corporate Acquisition (as defined in the Shareholder Rights Plan) which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares beneficially owned by such Person to or above 20% or more of the Voting Shares then outstanding, (ii) a “Permitted Bid Acquisition” (as defined below), (iii) certain specified “Exempt Acquisitions” (as defined below), (iv) an acquisition by a person of Voting Shares pursuant to a stock dividend or other “Pro Rata Acquisition” (as defined in the Shareholder Rights Plan); or (v) an acquisition by a person of Voting Shares upon the exercise of a security convertible, exercisable or exchangeable into a Voting Share received by a person pursuant to (ii), (iii) or (iv), above;

(b)         the date of commencement of, or the first public announcement of the intent of any person (other than New Gold or any of its subsidiaries) to commence, a take-over bid (other than a “Permitted Bid” or a “Competing Permitted Bid” (each as defined below)) where the Common Shares subject to the bid, together with the Voting Shares (including all Voting Shares that may be acquired upon all rights of exercise, conversion or exchange attaching to the other securities) beneficially owned by that person

(including affiliates, associates and others acting jointly or in concert therewith), would constitute in the aggregate 20% or more of the outstanding Voting Shares; and

(c)          the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

An “Exempt Acquisition” would include the acquisition of Voting Shares or Convertible Securities (as defined in the Shareholder Rights Plan) (i) in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan, (ii) pursuant to a regular dividend reinvestment or other similar share purchase plan of the Company; (iii) pursuant to a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares, made by the Company pursuant to a prospectus or a securities exchange take-over bid, by way of a private placement or pursuant to an issuance of securities in connection with an acquisition, provided that such private placement or issuance of securities has received the approval of the Board of Directors and all applicable securities regulatory authorities and the person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that person’s percentage of Voting Shares beneficially owned immediately prior to such acquisition; or (iv) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring approval by shareholders at a duly-called meeting.

An Acquiring Person does not include a holder of 20% or more of the outstanding Voting Shares as of the date of the Agreement (a “Grandfathered Person”), provided that such Grandfathered Person does not acquire additional Voting Shares constituting more than 1.0% of the outstanding Voting Shares other than through one of the exemptions set out in the Shareholder Rights Plan.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be distributed to the holders of record of Rights as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price.  Following a transaction or event which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares that have an aggregate market value (as of the date of the Flip-in Event) equal to two times the Exercise Price of the Rights for an amount in cash equal to the Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or certain transferees or other successors of any such person, will be void.

Permitted Bids

The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Voting Shares made by means of a take-over bid circular where the Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) subject to the offer, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(i)             the bid must be made to all the holders of Voting Shares of New Gold, other than the offeror; and

(ii)          the bid must also contain the following irrevocable and unqualified conditions: (A) no Common Shares shall be taken up or paid for (x) prior to the close of business on the 60th day following the date the take-over bid circular is sent to shareholders of the Company and (y) if less than 50% of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered pursuant to the bid and not withdrawn; (B) Common Shares may be deposited pursuant to the bid at any time during the period described in (x) above; (C) Common Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and (D) if the deposit condition referred to in (ii)(A)(y) above is satisfied, the offeror will extend the bid for deposit and tenders of Common Shares for not less than 10 business days from the date such extension is publicly announced.

“Independent Shareholders” is defined generally as holders of Common Shares other than any (i) Acquiring Person, (ii) Offeror (as defined in the Shareholder Rights Plan), (iii) affiliate or associate of such Acquiring Person or Offeror, (iv) persons acting jointly or in concert with any person referred to in (i), (ii) or (iii) above, and (v) employee benefit plan, stock participation plan or certain other plans or trusts for employees of New Gold or its subsidiaries, unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Common Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid or another Competing Permitted Bid has been made and prior to expiry of such Permitted Bid or Competing Permitted Bid that satisfies all of the components of the definition of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) the earliest date on which Common Shares may be taken up or paid for under any other Permitted Bid or Competing Permitted Bid that preceded such Competing Permitted Bid that is then outstanding for the Common Shares.

Redemption and Waiver

Under the Shareholder Rights Plan, the Board of Directors can, at any time prior to a Flip-in Event, waive the application of the Shareholder Rights Plan to enable a particular Flip-in-Event (i) which occurs as a result of a takeover bid circular sent to all holders, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid as a result of a takeover bid circular sent to all shareholders or (ii) which occurs other than as a result of a takeover bid circular sent to all holders, with the prior approval of the holders of Voting Shares or Rights.

Under the Shareholder Rights Plan, the Board of Directors can with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem all but not less than all of the Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.

Protection Against Dilution

The Exercise Price, the number and kind of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Item 2. Exhibits.

Exhibit Number	Description of Exhibit

4.1*	Shareholder Rights Plan Agreement, dated as of March 23, 2012, by and between the Company and Computershare Investor Services Inc., as Rights Agent.
4.2	Amended Shareholder Rights Plan Agreement, dated as of May 2, 2012, by and between the Company and Computershare Investor Services Inc., as Rights Agent.

*  Previously filed

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 9, 2012

NEW GOLD INC.

By:	/s/ Robert Gallagher
Name: Robert Gallagher
Title: President and CEO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1*	Shareholder Rights Plan Agreement, dated as of March 23, 2012, by and between the Company and Computershare Investor Services Inc., as Rights Agent.
4.2	Amended Shareholder Rights Plan Agreement, dated as of May 2, 2012, by and between the Company and Computershare Investor Services Inc., as Rights Agent.

*  Previously filed